July 21, 2005

Mr. Edward J. Faneuil
Senior Vice President, General Counsel, and Secretary

Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

      Re:	Global Partners LP
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed July 1, 2005
      File No. 333-124755

Dear Mr. Faneuil:

      We have reviewed your filing and your response letter dated
July
1, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-1, as amended

Use of Proceeds, page 32

1. We note your responses to prior comments number 12, 13 and 14. If it is your intention to draw down on the revolving credit facility once it is paid down with the proceeds of the offering, or enter into and draw down on a new credit facility, and you know what those uses will be and the approximate amounts, provide that information under
"Use of Proceeds." If you have no plans to do so, we reiterate our prior comment number 12 asking you to provide a risk factor that the proceeds will be used to pay down debt and not expand or invest in your business.

Estimated Available Cash from Operating Surplus, page 37

2. The table on this page needs several revisions:



* "(c)" is attached to three separate items, but footnote (c) only discusses estimated interest expense. Please change references in the table and write footnotes describing the assumptions for estimated maintenance capital expenditures and estimated income tax expense;

* the numbers ($20.4 million, $25.2 million and $26.9 million) in footnote (a) for EBITDA for 2003, 2004, and the twelve months ended
March 31, 2005 do not factor in the $2 million of incremental general
and administrative expenses expected to be incurred as a result of becoming a public company. Please revise these amounts to factor in these additional costs so that the amounts are comparable to the estimated minimum EBITDA amount for the twelve months ended June 30,
2006.   Please note that the numbers for 2004 and twelve months
ended
March 31, 2005 are actually reflected in the table on page 41 - see
"pro forma EBITDA." Please also note that this will require you to expand your disclosure in footnote (a) explaining how you expect to increase EBITDA so significantly from historical periods in order to pay the expected distribution;

* the "Estimated Available Cash..." title seems confusing because you also have a defined term called "available cash" on page C-1 where you define "available cash." Consider changing the title to "Cash
Available for Distribution;"

* in footnotes (b) and (d), please revise to make clear why the leverage ratio is assumed "N/A." For instance, if it is because you do not expect any borrowings under the acquisition facility or revolving credit facility, clearly state that;

* in footnote (b), the last sentence states that "[w]e assume that we
will be in compliance...."  Please revise to state "[w]e
believe...;"
and

* in footnote (c), the last sentence states that "[w]e have
assumed
that our average interest rate on borrowings will be
comparable...."
At a minimum, please disclose whether your debt/credit facilities bear interest at fixed or variable rates and the average rate of interest you have assumed.

Assumptions and Considerations, page 38

3. In your bulleted assumptions, please revise to include at least two years of historical discussion in each of the bullets. For example, this information is missing in the second and third bullets. Further, in the fourth bullet where you discuss selling, general and administrative expenses we note that you have assumed that $1.8 million and $1.0 million incurred during 2004 and the three months ended March 31, 2005, respectively will not recur during the twelve months ended June 30, 2006. However, you only provide a discussion of
$0.6 million of the charges that are not expected to recur.
Please
revise to expand your disclosure regarding the expenses that are not expected to recur during the twelve months ended June 30, 2006. Your disclosure should discuss the nature of the expenses and your basis for assuming the charges will not recur.

Pro Forma Available Cash from Operating Surplus, page 40

4. In the first sentence of the first paragraph under this heading, you state "[i]f we had...pro forma available cash from operating surplus...would have been approximately $17.3 million." Please revise to state "[i]f [you] had...[cash available for distribution]..." because you must highlight that you would not have had enough "actual cash" available for distribution, not whether you would have been able to make the cash distribution based on a defined term. Please make this change in all applicable places throughout the filing.

Unaudited Pro Forma Available Cash from Operating Surplus, page 41

5. Between "[p]ro forma available cash from operating surplus" and "[p]ro forma available cash," please add in a line item to factor the additional cash interest deemed to have been incurred as a result of assumed borrowings to finance your capital improvement expenditures.
Also, please insert an additional footnote outlining the assumptions used in developing the amount.

6. In footnote (e), please expand your discussion of assumptions for pro forma interest expense for each period presented. It is unclear why the year ended December 31, 2004 amount is different than the amount disclosed for the twelve months ended March 31, 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

Overview, page 47

Products and Operational Structure, page 47

7. We understand from your response to prior comment 19 that because
revenues generated by operating segments within your commercial segment are individually less than 10 percent of consolidated revenues, and do not surpass the thresholds outlined in paragraph 18 of SFAS 131, you believe additional segment disclosure is not required. Given your disclosures on page 52, we presume that you are not able to support aggregation under paragraph 17, for which you would need to show similar economic characteristics, and consistency with the objectives and basic principles outlined in paragraph 3. Under these circumstances, the guidance in either paragraph 19 or 21, requiring separate disclosure for segments that do not meet the quantitative thresholds, appears to be applicable.



Competition, page 80

8. We note your supplemental response number 21. Provide that information in the registration statement.

Noncompetition, page 96

9. It would appear that the Omnibus Agreement puts restrictions on your ability to grow your business based on the disclosure in the last
full paragraph on page 96.   Provide a risk factor addressing this
issue or explain to us why you feel that is not appropriate.

Cash Distribution Policy, page 109

10. We note your responses number 3 and 15. It was not our intent for you to put this disclosure this far back. It would seem more appropriate for it to follow after "Cash Distribution Policy and Restrictions on Distributions."

Underwriting, page 147

11. We note your response to our prior comment 25, particularly your statement that Banc of America Securities LLC employs the same procedures as i-Deal. Our staff continues its review of those procedures. We may have further comment.

Global Companies LLC and Affiliates (Predecessor), page F-8

Combined Statements of Income, page F-9

12. We note that in response to prior comment 30, you revised your disclosure to include a parenthetical notation indicating that your cost of sales measure excludes depreciation and amortization. Please confirm that the entire amount of depreciation and amortization that you report is appropriately attributable to cost of sales, as indicated by your disclosure, if true. Since you are opting to continue reporting gross profit, depreciation and amortization attributable to, but excluded from cost of sales should be repositioned above, and reflected within your gross profit measure.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the cash distribution policy. Please contact
Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any other
questions.  Direct all correspondence to the following ZIP code:
20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	D. Delaney
	K. Hiller
      J. Wynn
      S. Hunsaker

      via facsimile

      Alan P. Baden
      Vinson & Elkins L.L.P.
            (212) 237-0100
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Mr. Edward J. Faneuil
Global Partners LP
July 21, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
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